UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11476

Vertex Energy, Inc.

(Exact name of registrant as specified in its charter)

1331 Gemini Street, Suite 250,

Houston, Texas 77058

(866) 660-8156

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share (the “Common Stock”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On January 21, 2025 (the “Effective Date”), Vertex Energy, Inc. (the “Company”) emerged from bankruptcy, pursuant to that Second Amended Joint Chapter 11 Plan of Vertex Energy, Inc. and its Debtor Affiliates (the “Plan”) approved and confirmed by the United States Bankruptcy Court for the Southern District of Texas on December 20, 2024. As of the Effective Date, pursuant to the Plan, all shares of the Company’s common stock, $0.001 par value (the “Common Stock”), outstanding prior to the effectiveness of the Plan were cancelled, released, extinguished, and are now of no force and effect. This Form 15 is intended to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate and suspend all filing obligations under Section 13(a) and Section 15(d), respectively, with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vertex Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 3, 2025

By:	/s/ James P. Gregory
Name:	James P. Gregory
Title:	Secretary and General Counsel